Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES INTEREST IN
SABINA GOLD & SILVER CORP.

Toronto, November 5, 2010 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that, through a wholly-owned subsidiary,  it has acquired in a brokered and non-brokered private placement (the “Private Placement”) 440,860 flow-through common shares (“Shares”) of Sabina Gold & Silver Corp. (“Sabina”) at a price of $5.35 per Share.  Concurrently, accounts sub-advised by Ned Goodman Investment Counsel Limited (“NGIC”) acquired 934,600 Shares of Sabina at a price of $5.35 per Share under the Private Placement.  In aggregate, these holdings represent an approximate 1.00% interest in Sabina.

In addition, accounts managed and sub-advised by NGIC previously held 20,439,803 common shares of Sabina which, together with the Shares acquired under the Private Placement, represent an approximate 15.82% interest in Sabina on an undiluted basis.

The position in Sabina was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources that, combined, reflect approximately $82 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157